UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of July 2007

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Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated July 26, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: July 26, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated July 26, 2007

Exhibit 1

Elbit Systems strengthens its presence in the UK:

Elbit Systems Acquires the UK Company Ferranti Technologies for £15 Million (US$31 Million)

Joseph Ackerman: the acquisition is in line with our strategy to provide better support to our customers in UK and Europe

Haifa, Israel, July 26 2007 – Elbit Systems Ltd. (NASDAQ: ESLT) reported today that it has acquired the entire share capital of the UK company Ferranti Technologies (Group) Limited (“FTL”) for £15 million (approximately US$31 Million).

FTL is an established supplier of engineering, manufacturing and product support solutions to the Aerospace and Defence markets. FTL designs and manufactures electronic, power and control solutions with emphasis on reliable operation in harsh climatic and electromagnetic environments. FTL’s comprehensive customer logistic support services cover: repair, overhaul, modification, integrated logistic support, and post design services.

The acquisition of FTL will enable Elbit Systems to provide enhanced access and support to its customers in the UK and Europe. Together with U-TacS, a UAV Systems company and UEL, the UAV engines’ company, the acquisition will strengthen the Group’s presence in this important market.

Joseph Ackerman, President of Elbit Systems Ltd., said: “The acquisition of Ferranti Technologies Limited is in line with our strategy of growth through mergers and acquisitions. We have identified in Ferranti a highly capable management team. I believe that FTL and its management will significantly enhance our business base in the UK and enable us to provide better support to our customers, while gaining better market access in the UK and Europe”

Terry Scuoler, Managing Director of FTL said: “Elbit Systems has outstanding technology and a high reputation in the market place and we are excited that the transaction will allow us to further expend our business across the UK and Europe. We are very much looking forward to build on our respective successes to date and continue to serve our customers need.

FTL was sold by The Fifth Causeway Development Fund (advised by ABN AMRO Capital Ltd.) and by FTL’s management.

About Ferranti Technologies

FTL, located in Oldham, UK was established in 1994 formerly part of Ferranti International Group. FTL has since the current management team took over in 1999 has gained an enviable reputation for innovation, quality and commitment to its blue chip customer base. The company owns the former Ferranti name. The Company specialises in the manufacture and design of wide range of electronic power management and control systems for application on air, land and seaborne platforms, including safety critical applications. In 2006 the Company reported annual sales of over £16 million, approximately US$ 33M). Ferranti Technologies Limited workforce consists of 180 employees and is expected to continue its business growth in its Oldham facility in North West England providing further employment opportunities in the local area.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), advanced electro-optics and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:
Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944 E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-866-704-6710 Fax: + 972 - 3 - 607 - 4711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.